Catalyst Paper Corporation 2nd Floor, 3600 Lysander Lane Richmond, British Columbia Canada V7B 1CB Tel: 604 247 4400 Fax: 604 247 0512

News Release

November 26, 2007

Elk Falls paper machine curtailment extended through Q1

Vancouver, BC – Catalyst Paper’s Elk Falls mill at Campbell River continues to be affected by the lingering effects of the coastal fibre strike and the deteriorating US lumber market. These factors have combined to slow the restart of coastal sawmills and constrain fibre supply.

As a result, the Elk Falls No. 1 paper machine, which was curtailed in September due to the strike-related fibre shortage, will remain down for the first quarter of 2008. This will reduce the company’s newsprint production by 38,000 tonnes to the end of March.

“Based on current fibre availability, it will take a few months yet to rebuild and stabilize our fibre inventories,” said Richard Garneau, president and chief executive officer. “Forty two per cent of our supply was affected by the coastal strike, and we have worked hard to optimise our fibre supply in order to limit the production capacity impact to 14 per cent to date.”

In addition to the curtailment of the No. 1 paper machine, much of the Elk Falls mill will take down time through the Christmas period impacting some 600 employees. The kraft and containerboard operations will take 18 days of curtailment from Dec. 16, 2007 to Jan. 2, 2008. Fibre availability will dictate whether additional downtime is required in the first quarter. PM2 and PM5 will be curtailed beginning Dec. 23, 2007. No. 2 paper machine is expected to restart on Jan. 2 and No. 5 paper machine is expected to restart on Jan. 6, 2008.

In total, Catalyst expects to lose 100,000 tonnes of production in the fourth quarter, mostly in newsprint, and 30 per cent in pulp and containerboard.

Catalyst is a leading producer of mechanical printing papers in North America, headquartered in Richmond, British Columbia. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills at sites within a 160-kilometre radius on the south coast of BC, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

For more information:

Lyn Brown
Vice-President, Corporate Relations
604-247-4713